

October 12, 2022

Jie Liu
Chief Executive Officer
Hongli Group Inc.
Beisanli Street, Economic Development Zone
Changle County, Weifang
Shandong, China 262400

      Re: Hongli Group Inc.
          Amendment No. 8 to Registration Statement on Form F-1
          Filed September 30, 2022
          File No. 333-261945

Dear Jie Liu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 8 to Registration Statement on Form F-1 filed September 30, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 101

1. Please explain your reference to "unaudited condensed consolidated financial statements" throughout your critical accounting policies discussion or revise to remove.

Consolidated Financial Statements
Consolidated Statements of Cash Flows, page F-33

2. In your statement of cash flows for the six months ended June 30, 2021, you present $368,974 "payments of deferred offering costs" in cash flows from financing activity.

Please tell us the amount of such payments for the full year of 2021 and how they are classified in your statement of cash flows for the year ended December 31, 2021. To the extent that such payments were classified within net cash provided by (used in) operating activities, please revise.

You may contact David Edgar, Senior Staff Accountant, at (202) 551-3459 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Arila Zhou, Esq.